Seward & Kissel LLP
                              1200 G Street, N.W.
                             Washington, D.C. 20005
                           Telephone: (202) 737-8833
                           Facsimile: (202) 737-5184
                                 www.sewkis.com


VIA EDGAR                                                       December 8, 2011
------------------

Ms. Linda Stirling
Division of Investment Management
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

         Re: AllianceBernstein Cap Fund, Inc. - AllianceBernstein Select US Equity Portfolio
                Post-Effective Amendment No. 105
                File Nos. 2-29901 and 811-01716

Dear Ms. Stirling:

      This letter responds to comments of the staff (the "Staff") of the Securities and Exchange Commission (the "SEC") to the post-effective amendments to the registration statement filed on Form N-1A of AllianceBernstein Cap Fund, Inc. on behalf of its series, AllianceBernstein Select US Equity Portfolio (the "Fund"), as provided orally to Young Seo of this office on October 25, 2011. The Staff's comments and our responses are discussed below.

Prospectus

Comment 1:  Fees and Expenses of the Fund: Any acquired fund fees and expenses the Fund pays should be disclosed in the fee table.

Response:   We have not revised the disclosure in response to this comment because the Fund does not anticipate that initially underlying fund fees and expenses would be more than 0.01%, which is the threshold for disclosure of these amounts.

Comment 2:  Fees and Expenses of the Fund: Any expenses not covered by the fee waiver should be listed in the footnote.

Response:   We have revised the disclosure in response to this comment.

Comment 3:  Principal Strategies: For purposes of the 80% test, disclosure regarding how the Fund defines "equity securities" should be provided.

Response:   We have revised the disclosure in response to this comment.

Comment 4:  Principal Strategies: Disclosure regarding when the Fund will sell securities should be provided.

Response:   We have revised the disclosure in response to this comment.

Comment 5:  Principal Risks: The Principal Strategies section provides disclosure regarding how the Fund may purchase securities in initial public offerings and that the Fund expects to do so on a regular basis. Please consider adding disclosure regarding risk of initial public offerings.

Response:   We have not revised the disclosure in response to this comment because we do not believe that initial public offerings pose a principal risk for the Fund apart from the risks of the securities that may be purchased in such offerings, which risks are already disclosed.

Comment 6:  Principal Risks: The Principal Strategies section states that the
            Fund may invest in non-U.S. companies. Please consider adding disclosure regarding foreign securities risk.

Response:   We have not revised the disclosure in response to this comment because we do not believe this is a principal risk.

Comment 7:  Additional Information About the Fund's Risks and Investments -
            Derivatives: As stated in the July 30, 2010 Letter to the Investment Company Institute, disclosure regarding investments in derivatives should be tailored to how this particular Fund uses derivatives.

Response:   We have not revised the disclosure in response to this comment because we believe that the disclosure is appropriately tailored to reflect how the Fund will use derivatives.

Comment 8:  Additional Information About the Fund's Risks and Investments -
            Derivatives: If any of the derivatives listed in Item 9 disclosure is a principal type of securities in which the Fund invests, it needs to be disclosed in the summary section.

Response:   None of the derivatives listed in Item 9 disclosure are a principal type of securities in which the Fund invests.

Comment 9:  Additional Information About the Fund's Risks and Investments -
            Derivatives: Regarding credit default swap agreements ("CDS"), if the Fund expects to sell, please confirm that the Fund will cover the full notional value of the CDS.

Response:   The Fund covers its position in accordance with the 1940 Act, the rules thereunder and SEC and staff interpretative guidance.

Comment 10: Management of the Fund - Performance of Similarly Managed Fund:
            Please include disclosure that the Similarly Managed Fund and the Fund have substantially the same investment objectives, strategies and policies.

Response:   We have revised the prospectus in response to this comment.

Comment 11: Management of the Fund - Performance of Similarly Managed Fund:
            Please confirm that Mr. Feuerman had the same amount of discretion in managing the Similarly Managed Fund as he would in managing the Fund.

Response:   We confirm that Mr. Feuerman had the same amount of discretion in managing the Similarly Managed Account as he would in managing the Fund.

Comment 12: Management of the Fund - Performance of Similarly Managed Fund:
            Please confirm that Mr. Feuerman was primarily responsible for the Similarly Managed Fund as he would be for the Fund.

Response:   We confirm that Mr. Feuerman was primarily responsible for the
            Similarly Managed Account as he would be for the Fund.

Comment 13: Management of the Fund - Performance of Similarly Managed Fund:
            Please provide disclosure that the performance of the Similarly Managed Fund was calculated net of any actual fees, including any sales loads.

Response:   We have revised the disclosure in response to this comment. We note that investors in the Similarly Managed Account are charged investment advisory fees that vary based on the size of their investment in the Similarly Managed Account, and that the performance has been calculated net of the maximum investment advisory fee charged, rather than the fees that were actually charged to Similarly Managed Account investors in the aggregate.

Comment 14: Management of the Fund - Performance of Similarly Managed Fund:
            Please provide disclosure that, if the Similarly Managed Fund's fees were less than the Fund's, then the use of the Similarly Managed Fund's fees would have resulted in higher performance than the Fund would have achieved over the same period.

Response:   We have revised the disclosure in response to this comment.

Comment 15: Management of the Fund - Performance of Similarly Managed Fund: The
            first sentence of the sixth paragraph states that "[t]he investment team also managed certain other investment advisory accounts with investment policies substantially the same as those of the Fund and the Similarly Managed Fund." Please confirm that the exclusion of the performance of these "other investment advisory accounts" would not cause the composite performance to be misleading.

Response:   We confirm that the exclusion of the performance of these "other investment advisory accounts" would not cause the performance of the Similarly Managed Account to be misleading.

Statement of Additional Information

Comment 16: Investment Restrictions: The Staff notes that the format of disclosure for the Fund's fundamental investment policy regarding its investments in commodities differs from disclosure for the Fund's other fundamental investment policies.

Response:   We have revised the format of the disclosure in response to this comment.

                                     * * *

      We hereby acknowledge that (i) the Fund is responsible for the adequacy and accuracy of the disclosures in the filing; (ii) Staff comments or changes to disclosure in response to Staff comments in the filing reviewed by the Staff do not foreclose the SEC from taking any action with respect to the filing; and
(iii) the Fund may not assert Staff comments as a defense in any proceedings initiated by the SEC or any person under the federal securities laws of the United States.

      If you have any additional comments or questions, please contact Kathleen Clarke or the undersigned at (202) 737-8833.

                                                      Sincerely,

                                                      /s/ Young Seo
                                                      ------------------
                                                          Young Seo


cc:   Emilie D. Wrapp, Esq.
      Eric Freed, Esq.
      Stephen J. Laffey, Esq.
      Kathleen K. Clarke, Esq.




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